FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of November 2011

CGG-Veritas

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [  X ] Form 40-F [    ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [    ] No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

NOTICE OF EXCHANGE

To the Holders of

Compagnie Générale de Géophysique – Veritas (the “Issuer”)

(incorporated under the laws of the Republic of France)

ISIN: 0000120164 – NYSE: CGV

U.S.$650,000,000

6 1/2% Senior Notes due 2021

NOTICE IS HEREBY GIVEN that the Issuer is extending the exchange of up to U.S.$650,000,000 aggregate principal amount of its 6 1/2% Senior Notes due 2021 (the “New Notes”), which have been registered under the United States Securities Act of 1933 (the “Securities Act”), for an identical principal amount of its unregistered outstanding Notes issued on May 31, 2011 (the “Old Notes”). The form and terms of the New Notes will be substantially identical to the form and terms of the Old Notes. The exchange period began on October 20, 2011. Each Holder of Old Notes wishing to accept the Exchange Offer must complete, sign and date the Letter of Transmittal, obtainable from the Exchange Agent or the Luxembourg Paying Agent, and mail or otherwise deliver such Letter of Transmittal together with the Notes to the Exchange Agent listed below prior to 5:00 p.m. New York City time, on the date the Exchange Offer expires, which has been extended until December 5, 2011, unless the Exchange Offer is further extended. Approximately 0.2% of the Old Notes have been tendered to date. The method of delivery of Notes, Letters of Transmittal and all other required documents to an Exchange Agent is at the election and risk of the Holder.

The Old Notes issued pursuant to Rule 144A under the Securities Act have the following security codes: CUSIP No. 204384AA9, Common Code 063284955 and ISIN No. US204384AA93. The Old Notes issued pursuant to Regulation S of the Securities Act have the following security codes: CUSIP No. F2016RAA0, Common Code 063285013 and ISIN No. USF2016RAA08.

Exchange Agent

The Bank of New York Mellon

101 Barclay Street, Floor 4E

New York, NY 10286

Attn: Global Corporate Trust – Global Americas

For information or confirmation, contact

Tel: +1 (212) 815-5788

Fax: +1 (212) 815-5366, Attn: Global Corporate Trust

Luxembourg Paying Agent

The Bank of New York Mellon (Luxembourg) S.A.

Vertigo Building - Polaris

2-4 rue Eugène Ruppert

L-2453 Luxembourg

Luxembourg

Fax: +352 24 52 42 04

November 8, 2011

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUSES CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-150384) AND CGG VERITAS’ REGISTRATION STATEMENT ON FORM F-4 (FILE NO. 333-177040) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique - Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

November 10, 2011	By/s/Gerard CHAMBOVET

Gerard CHAMBOVET

EVP General Secretary